UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 13, 2019

TPG PACE HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38136	98-1350261
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(Address of principal executive offices, including zip code)

(212) 405-8458

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	TPGH	New York Stock Exchange
Units, each consisting of one Class A Ordinary Share and one-third of one Warrant	TPGH-U	New York Stock Exchange
Warrants, each whole Warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	TPGH-WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On June 13, 2019, TPG Pace Holdings Corp., a Cayman Islands exempted company (the “Company”), entered into a Transaction Agreement (as it may be amended from time to time, the “Transaction Agreement”) with certain of the Persons set forth on Schedule 1 thereto (each, a “Seller” and collectively, the “Sellers”) and David Ruttenberg and Gordon Rubenstein (each in their capacity as a “Shareholder Representative” and collectively, the “Shareholder Representatives”).

Pursuant to the Transaction Agreement, among other things, (i) the Company will acquire, directly or indirectly, all of the issued and outstanding shares of common stock and preferred stock of Accel Entertainment Inc., an Illinois corporation (“Accel”), held by the Sellers (the “Stock Purchase”); (ii) following the closing of the Stock Purchase, Accel will merge with and into New Pace LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Company (“NewCo”), with NewCo surviving such merger (the “Merger” and, together with the other transactions contemplated by the Transaction Agreement, the “Business Combination”); (iii) certain members of management of Accel entered into a key holder support agreement with the Company pursuant to which such members agreed to restrict the amount of stock for which they elect to receive cash (a “Cash Election”) to less than 20% of the number of shares of stock of Accel owned by such shareholder; (iv) certain shareholders of Accel entered into a holder support agreement with the Company pursuant to which such shareholders agreed to make a non-binding Cash Election; (v) TPG Pace II Sponsor, LLC, a Cayman Islands limited liability company and the sponsor of the Company (“Pace Sponsor”), entered into a letter agreement with the Company and the Shareholder Representatives pursuant to which it agreed to cancel 1,250,000 of its shares of New Parent Class F Stock (as defined below) and any additional shares of New Parent Class F Stock necessary to ensure its aggregate ownership of New Parent Class A-1 Stock (as defined below) would not exceed 10.25% of the aggregate ownership of all holders of New Parent Class A-1 Stock (after giving pro forma effect to the Stock Purchase), exchange any remaining shares of New Parent Class F Stock for an equal number of shares of New Parent Class A-1 Stock, exchange 2,000,000 shares of New Parent Class F Stock for an equal number of shares of New Parent Class A-2 Stock (as defined below) which shall be issued on the terms set forth in the Restricted Stock Agreement (as defined below), surrender 2,444,444 founder warrants (the “Private Placement Warrants”) for cancellation, and contribute 500,000 shares of New Parent Class A-1 Stock to a donor advised fund of its choice for purposes of participation in charitable efforts and vote in favor of the Business Combination; (vi) certain directors of the Company entered into a letter agreement pursuant to which such directors agreed to exchange 200,000 shares of New Parent Class F Stock for an equal number of New Parent Class A-1 Stock; (vii) holders of Existing Parent Class F Shares (as defined below) entered into a waiver (the “Waiver Agreement”) pursuant to which they agreed to waive any adjustment to the conversion ratio set forth in the Company’s Articles of Association resulting from the transaction contemplated by the Subscription Agreements (as defined below); (viii) the Company entered into subscription agreements with the Private Placement Investors (as defined below) pursuant to which such Private Placement Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Private Placement Investors, New Parent Class A-1 Stock, as more fully described below under “Private Placement Subscription Agreements”; (ix) the Company will enter into a warrant agreement pursuant to which it will issue to certain holders of Accel’s stock their respective share of warrants to acquire shares of New Parent Class A-1 Stock (the “New Accel Warrants”); (x) the Company will issue to certain holders of Accel’s stock their respective share of 3,000,000 shares of New Parent Class A-2 Stock which shall be issued on the terms set forth in the Restricted Stock Agreement; and (xi) certain persons will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) and a Restricted Stock Agreement (the “Restricted Stock Agreement”) at the closing of the Stock Purchase.

The Transaction Agreement has been executed by a majority of Accel’s shareholders with support from the Board of Directors of Accel.

The Transaction Agreement

Domestication

Subject to the terms and conditions of the Transaction Agreement, immediately prior to the Stock Purchase, the Company intends to domesticate (or transfer by way of continuation as a matter of Cayman Islands law) as a Delaware corporation (the “Domestication”) in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Cayman Islands Companies Law (2018 Revision) whereupon: (i) each Class A ordinary share of the Company (“Existing Parent Class A Shares”) shall be converted into one share of Class A-1 common stock, par value $0.0001 per share (“New Parent Class A-1 Stock”), (ii) each Class F ordinary share of the Company (“Existing Parent Class F Shares”) shall be converted into one share of Class F common stock, par value $0.0001 per share (“New Parent Class F Stock”), and (iii) the private and public warrants to purchase Existing Parent Class A Shares shall entitle the holder of such warrants to acquire a corresponding number of shares of New Parent Class A-1 Stock on the same terms as in effect immediately prior to the effective time of the Domestication.

Consideration to Accel Shareholders pursuant to the Stock Purchase

Pursuant to the Transaction Agreement, at the closing of the Stock Purchase, holders of Accel’s stock will receive a mix of consideration comprised of (a) cash consideration equal to the number of Accel shares for which such holder makes a Cash Election multiplied by $177 per share (the “Purchase Price”) and (b) share consideration comprised of New Parent Class A-1 Shares equal to the number of Accel shares for which such holder does not make a Cash Election multiplied by the Purchase Price divided by approximately $10.22 per share (such price per share to be determined as set forth in the Transaction Agreement), subject to pro rata adjustment in the event that holders of Accel’s stock elect more than $350,000,000 in cash in the aggregate. In addition, holders of Accel’s stock who roll more than 30% of their shares of Accel common stock into the new structure will receive a pro-rata share (based upon the number of shares rolled in excess of the 30% threshold) of (a) 2,444,444 New Accel Warrants of the Company and (b) 3,000,000 shares of Class A-2 common stock of the Company, par value $0.0001 per share (“New Parent Class A-2 Stock”), subject to vesting conditions that will be set forth in the Restricted Stock Agreement.

Listing of the Company Shares and Percentage Ownership of the Company

The New Parent Class A-1 Stock is expected to be listed on the New York Stock Exchange (the “NYSE”) upon consummation of the Business Combination.

Assuming that none of the shareholders of the Company elect to have their Existing Parent Class A Shares redeemed, it is anticipated that, upon completion of the Stock Purchase: (i) the Company’s public shareholders (other than the Private Placement Investors) will own approximately 52.09% of the equity interests in the Company; (ii) the Private Placement Investors will own approximately 4.53% of the equity interests in the Company (such that the Company’s public shareholders, including the Private Placement Investors, will own approximately 56.63% of the equity interests in the Company); (iii) Pace Sponsor and the Company’s independent directors will own approximately 8.68% of the equity interests in the Company, after giving effect to the surrender for no consideration of approximately 1,250,000 shares of New Parent Class F Stock held by Pace Sponsor; (iv) the holders of Accel’s stock will own approximately 34.11% of the equity interests in the Company; and (v) the donor advised fund will own approximately 0.58% of the equity interests in the Company.

Representations, Warranties and Covenants

The parties to the Transaction Agreement have made representations, warranties and covenants that are customary for transactions of this nature.

Termination

The Transaction Agreement may be terminated at any time prior to the consummation of the Business Combination by mutual written consent of the Company and the Shareholder Representatives and in certain other circumstances, including if the closing has not been consummated by September 30, 2019 (as that date may be extended pursuant to the terms of the Transaction Agreement) and the delay in closing beyond such date is not due to the breach of the Transaction Agreement by the party seeking to terminate.

Conditions to Consummation of the Business Combination

Consummation of the Business Combination is subject to customary closing conditions, including, but not limited to, approval by the Company’s shareholders expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and approval by the Pennsylvania Gaming Control Board.

The foregoing description of the Transaction Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Transaction Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference, and any related agreements the Company files with the Securities and Exchange Commission (the “SEC”). The Transaction Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Transaction Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or any other party to the Transaction Agreement. In particular, the representations, warranties, covenants and agreements contained in the Transaction Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Transaction Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Transaction Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Transaction Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Transaction Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Transaction Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Support Agreement

In connection with the Business Combination, the Company entered into a Support Agreement with Accel concurrently upon the execution of the Transaction Agreement. Under the Support Agreement, Accel agrees to use commercially reasonable efforts to assist the Sellers who are party to the Transaction Agreement in complying with certain covenants contained therein, and the parties agree to certain expense reimbursement arrangements payable under certain circumstances upon termination of the Transaction Agreement.

The foregoing summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, attached hereto as Exhibit 10.3 and incorporated herein by reference.

Governance

Upon the closing of the Stock Purchase, the Company will have a board (the “Company Board”) that will consist of seven directors: one executive director and six non-executive directors. One director will be designated by Accel, one director will be Karl Peterson, one director will be the Chief Executive Officer of Accel (Andrew Rubenstein), and there will be four independent directors. Each member of the Company Board will be elected to serve for such term as will be provided in the amended and restated certificate of incorporation of the Company to be in effect in connection with the consummation of the Stock Purchase. Each of the Company directors will serve until his or her successor is appointed or, if earlier, upon such director’s resignation, removal or death.

Registrations Rights Agreement and Restricted Stock Agreement

As contemplated by the Transaction Agreement and described above, the parties will enter into a Registration Rights Agreement and a Restricted Stock Agreement at the closing of the Stock Purchase.

Private Placement Subscription Agreements

In connection with the Business Combination, on June 13, 2019, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “General Investors”), including an affiliate of the Company (the “Pace Affiliate” and, together with the General Investors, the “Private Placement Investors”) pursuant to which the Private Placement Investors agreed to subscribe for and purchase and the Company agreed to issue and sell to such Private Placement Investors 4,403,132 shares of New Parent Class A-1 Stock for a purchase price of $10.22 per share, or an aggregate of approximately $45 million. The Subscription Agreement which the Pace Affiliate entered into is substantially similar to the Subscription Agreements with the General Investors except for the following provisions: (a) the Pace Affiliate may assign its rights under the Subscription Agreement, subject to compliance with the securities laws and (b) the Pace Affiliate is not entitled to liquidated damages if there is a delay in the registration of the securities. The proceeds from the Private Placement will be used to fund a portion of the cash consideration required to effect the Stock Purchase.

The closings under the Subscription Agreements will occur substantially concurrently with the closing of the Stock Purchase and are conditioned thereon and on other customary closing conditions. Each Subscription Agreement will terminate and be void and of no further force or effect upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its term, (b) upon the mutual written agreement of each of the parties to such Subscription Agreement, and (c) if any of the conditions to the closing set forth in such Subscription Agreement are not satisfied on or prior to such closing and, as a result thereof, the transactions contemplated by the Subscription Agreements are not consummated at the closing of the Stock Purchase. As of the date hereof, the New Parent Class A-1 Stock to be issued in connection with the Subscription Agreements has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Company has agreed, among other things, to register the resale of the New Parent Class A-1 Stock pursuant to a registration statement to be filed with the SEC within 30 days after consummation of the Stock Purchase and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof. The Subscription Agreements also contain other customary representations, warranties, covenants and agreements of the parties thereto.

The foregoing summary of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreements, the forms of which are attached hereto as Exhibit 10.1 and Exhibit 10.2 and are incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K (this “Current Report”) is incorporated by reference herein. Certain of the New Parent Class A-1 Stock, New Parent Class A-2 Stock and the New Accel Warrants to be issued in connection with the Transaction Agreement and the Business Combination and pursuant to the Subscription Agreements, will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On June 13, 2019, the Company, the Sellers and the Shareholder Representatives announced that they had entered into the Transaction Agreement. A copy of the joint press release is furnished as Exhibit 99.1 hereto.

On June 13, 2019, the Company provided information regarding the proposed Business Combination in an investor presentation, a copy of which is furnished as Exhibit 99.2 hereto.

The information furnished in this Item 7.01 (including the exhibits) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

The Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus with respect to the Company’s securities to be issued in connection with the proposed Business Combination. The Registration Statement will contain important information about the proposed Business Combination and related matters. COMPANY SHAREHOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by the Company with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Registration Statement by directing a request to: TPG Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: pace@tpg.com.

Participants in the Solicitation

The Company, Accel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed Business Combination. Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 13, 2019. These documents are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: TPG Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: pace@tpg.com. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Company shareholders in connection with the proposed Business Combination will be set forth in the Registration Statement for the proposed Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that the Company intends to file with the SEC.

Forward Looking Statements

This Current Report includes “forward looking statements” as defined within the Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included in this Current Report, regarding the proposed Business Combination, the Company’s ability to consummate the Business Combination, the benefits of the Business Combination and NewCo’s future financial performance following the Business Combination, as well as the Company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. Forward-looking statements may be identified by the use of words such as “could,” “should,” “will,” “may,” “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement and the proposed Business Combination; (2) the risk that the proposed Business Combination disrupts current plans and operations of Accel or its subsidiaries or the Company as a result of the announcement and consummation of the Business Combination; (3) the inability to complete the proposed Business Combination; (4) the inability to complete the private placements as set forth in the Subscription Agreements; (5) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (6) the inability to meet the NYSE’s listing standards following the consummation of the Business Combination; (7) costs related to the proposed Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that the Company or Accel may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the Registration Statement, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by the Company. You are cautioned not to place undue reliance upon any forward looking statements, which speak only as of the date made. Forward-looking statements included in this Current Report speak only as the date of this Current Report, the Company undertakes no commitment to update or revise the forward looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable regulations in the Cayman Islands.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

2.1*	Transaction Agreement, dated as of June 13, 2019, by and among TPG Pace Holdings Corp., certain of the Persons set forth on Schedule 1 thereto and David Ruttenberg and Gordon Rubenstein

10.1	Form of Subscription Agreement with General Investors

10.2	Form of Subscription Agreement with Pace Affiliate

10.3	Support Agreement, dated as of June 13, 2019, by and among TPG Pace Holdings Corp. and Accel Entertainment Inc.

99.1	Press Release issued by the Company, on June 13, 2019

99.2	Investor Presentation of the Company, dated June 13, 2019

*

The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TPG PACE HOLDINGS CORP.

By:	/s/ Karl Peterson
Karl Peterson Chief Executive Officer

Date: June 13, 2019